# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Western Asset Inflation-Linked Income Fund, CIK 0001254370
CUSIP: 95766Q106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: One Madison Avenue, 17th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 10/29/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001072613-23-000619
Filed by CIK 0001048703
Persons authorized to receive notices and communications: Jodi L. Hedberg, CCO, Karpus Management, Inc., 183 Sully's Trail, Pittsford, New York (NY), 14534, 585-586-4680; Adam W. Finerman, Esq., BakerHostetler, 45 Rockfeller Plaza, New York, New York (NY), 10111, 212-589-4233

## Reporting persons
- KARPUS MANAGEMENT, INC. (CIK 0001048703): type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 9,052,796.97; shared voting power 0; sole dispositive power 9,052,796.97; shared dispositive power 0; aggregate amount beneficially owned 9,052,796.97 (38.82% of the class)
  Comment: This Amendment No. 8 ("Amendment") amends and supplements the statement on Schedule 13D filed by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), on December 13, 2023, as amended by Amendment No. 1 filed on May 20, 2024, by Amendment No. 2 filed on September 18, 2024, by Amendment No. 3 filed on April 9, 2025, by Amendment No. 4 filed on January 7, 2026, by Amendment No. 5 filed on April 30, 2026, by Amendment No. 6 filed on June 11, 2026, and by Amendment No. 7 filed on October 1, 2026 (collectively, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock of Western Asset Inflation-Linked Income Fund, ("Shares"), a Massachusetts corporation (the "Issuer"). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Western Asset Inflation-Linked Income Fund
Address of issuer's principal executive offices: One Madison Avenue, 17th Floor, New York, New York (NY), 10010

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to read as follows:

Karpus an independent registered investment advisor, has accumulated 9,052,796.97 Shares on behalf of accounts managed by Karpus (the "Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 9,052,796.97 Shares beneficially owned by Karpus is approximately $84,547,042.83, excluding brokerage commissions. The Shares purchased by Karpus with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended to read as follows:

As of the close of business on October 29, 2026, Karpus beneficially owned an aggregate of 9,052,796.97 Shares held in the Accounts, which represents approximately 38.82% of the 23,322,256 Shares outstanding, which is the total number of Shares outstanding as of July 30, 2026 on Form N-CSR filed by the Issuer for the reporting period ending May 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended to read as follows:

Sole voting power and sole dispositive power: 9,052,796.97
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to read as follows:

The transactions in the Shares by Karpus through the Accounts since the amended Schedule 13D filing on October 1, 2026 are set forth on Schedule B and incorporated herein for reference.

## Signatures
- KARPUS MANAGEMENT, INC.: /s/ Jodi L. Hedberg, Jodi L. Hedberg / Chief Compliance Officer (10/30/2026)